Exhibit 99.5
Randgold Resources Limited
Incorporated in Jersey, Channel Islands
Registration No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold” or the “Company”)
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION
RANDGOLD RESOURCES POSTS CIRCULAR TO SHAREHOLDERS AND ANNOUNCES REVISED MINERAL RESOURCES AT KIBALI
London, United Kingdom, 30 November 2009 — Randgold Resources Limited (LSE:RRS) (NASDAQ:GOLD) announces that, further to the announcement made on 31 October 2009, it has today posted a circular (the “Circular”) to its shareholders convening a general meeting to be held on 16 December 2009 at 8:30 am at the registered office of Randgold at La Motte Chambers, La Motte Street, St Helier, Jersey JE1 1BJ, Channel Islands (the “General Meeting”). An ordinary resolution will be proposed at the General Meeting to approve the acquisition by Randgold of an additional 10% indirect interest in Kibali Goldmines s.p.r.l. (“Kibali Goldmines”).
The Circular will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility, which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS. In addition, a copy of the Circular will shortly be available on the Company’s website, www.randgoldresources.com or can be inspected at the Company’s registered office at La Motte Chambers, La Motte Street, St Helier, Jersey JE1 1BJ, Channel Islands during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted).
Revised mineral resources at the Kibali Gold Project
Following completion of the acquisition of Moto Goldmines Limited (“Moto”) by Randgold and AngloGold Ashanti Limited (“AngloGold”), the mineral resource estimates on the Kibali Gold Project have been updated by Cube Consulting Pty Ltd (“Cube”) and incorporate infill drilling completed on the Karagba—Chauffeur—Durba deposit (“KCD deposit”). Mineral resources for the Kibali Gold Project are reported within the criteria laid out by The 2004 Australasian Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”) to reflect only those mineral resources for which there is a reasonable prospect for eventual economic extraction. Therefore, open pit mineral resources have been classified as the in situ mineral resources falling within the US$1 000 per oz Whittle pit shell at a 0.5g/t gold cut-off. The underground mineral resources for the KCD deposit are reported as those in situ resources below the pit to underground interface (5685mRL), reported at a 2g/t gold cut-off. As a result of the update, indicated mineral resources are now 13.93 Moz (of which 7.67 Moz are at a grade of 6.08g/t and fall into the KCD deposit underground indicated mineral resource) and inferred mineral resources are 5.83 Moz. This represents a material increase in the indicated mineral resources for the project compared to the 11.29 Moz previously announced by Moto, and a revised underground mining plan is currently being developed to determine the impact on mineral reserves for the project. The present feasibility study on the Kibali Gold Project contemplates an open pit and underground mining operation producing approximately 2.4 Moz of gold in the first five years of operation, with total mineral reserves estimated to be 5.5 Moz. Further details of the feasibility study on the Kibali Gold Project and the results of the mineral resource estimates update by Cube are contained in the mineral expert’s report which forms part of the Circular and are also contained in the Technical Report (NI 43-101) — Kibali Gold Project in the Democratic Republic of Congo, dated 27 November 2009, available on the SEDAR website at www.sedar.com

Work is ongoing to review and update the geological model for the Kibali Gold Project to integrate all surface and underground mapping and historical data with drill data for the project. The Company expects to be in a position by January 2010 to give a definite timeline on the development of the Kibali Gold Project. During 2010, Randgold will be looking to optimise the feasibility study on the Kibali Gold Project, including re-estimating the project’s mineral resources and mineral reserves in the light of the updated geological model.
Background to the Kibali Acquisition
On 31 October 2009, Randgold announced that, together with AngloGold, it had entered into an agreement for the acquisition of a further 20% interest in Kibali Goldmines from L’Office des Mines d’Or de Kilo-Moto (“OKIMO”) for an aggregate consideration of approximately US$113.6 million (the “Kibali Acquisition”). The Kibali Acquisition will be effected by Kibali (Jersey) Limited (“Kibali (Jersey)”), a company that is jointly owned by Randgold and AngloGold and the same vehicle which holds Randgold’s and AngloGold’s joint venture interest in Moto as acquired on 15 October 2009. Following completion of the Kibali Acquisition, Randgold and AngloGold will together hold a 90% joint venture interest in Kibali Goldmines through Kibali (Jersey) (both directly and indirectly) and OKIMO will hold the remaining 10% interest.
ENQUIRIES

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 1534 735 333	+44 20 7557 7738
+44 779 775 2288	+44 779 614 4438	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com
HSBC Bank plc, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Randgold and AngloGold and no one else in connection with the Kibali Acquisition and will not be responsible to anyone other than Randgold and AngloGold for providing the protections afforded to clients of HSBC, nor for providing advice in relation to the Kibali Acquisition, the contents of this announcement or any other matter referred to herein.
ABOUT RANDGOLD
Randgold is a gold mining and exploration company with its principal activities focused on West Africa and stated proven and probable reserves of 8.82 Moz as at 31 December 2008 for Loulo, Tongon and Massawa and 30 April 2009 for Morila. In Mali, Randgold has an 80% controlling interest in the Loulo mine, which is currently mining from two open pits and has just commenced mining from one underground mine whilst developing a second underground mine. In the Loulo region, Gounkoto, on the Loulo permit, is shaping up as a significant new discovery. Also in Mali, Randgold owns a 40% interest in the Morila joint venture, the owner of the Morila mine, which it also operates. In Côte d’Ivoire, Randgold owns an effective 89% controlling interest in the Tongon development project, where it has commenced construction and expects to be in production towards the end of 2010. In Senegal, Randgold has a new discovery, Massawa, which is at prefeasibility stage and which it believes has multi million ounce potential and the makings of a world-class orebody. Randgold also has exploration permits and licenses covering substantial areas in Mali, Côte d’Ivoire, Burkina Faso, Senegal and the Democratic Republic of the Congo.
On 15 October 2009, Randgold acquired a 50% indirect interest in Moto through a joint venture with AngloGold. Moto is a gold exploration and development company which owns a 70% stake in the Kibali Gold Project in the north-east of the Democratic Republic of the Congo and has advanced the project from exploration through to feasibility. The project is a joint venture between OKIMO and Moto and covers an area of approximately 1 836 km 2 with significant mineral resources and growth potential.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “will”, “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or

“believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Assumptions upon which such forward looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold (including the Kibali Gold Project) to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Risk Factors”
in Randgold’s annual report on Form 20-F for the year ended 31 December 2008 which was filed with the US Securities and Exchange Commission (the “SEC”) on 15 May 2009, in the section entitled “Risk Factors” in Randgold’s shareholder circular published on 30 November 2009 and the risk factors contained in the Moto management information circular dated 10 September 2009 which was filed and is available on the SEDAR website at www.sedar.com Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws.
CAUTIONARY NOTE TO US INVESTORS: the SEC generally permits companies, in their filings with the SEC, to disclose only those mineral deposits that qualify as proven and probable ore reserves for purposes of the SEC’s Industry Guide 7. Under the SEC’s Industry Guide 7 standards, mineralisation may not be classified as a “reserve” unless the determination has been made that the mineralisation could be economically and legally produced or extracted at the time the reserve determination is made. We use certain terms in this release, such as “inferred”, “indicated” and “resources”, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.
RANDGOLD QUALIFIED PERSONS
The mineral reserve estimate related to the Loulo Gold Mine was reviewed and approved by Herbert Gerald Waldeck and Mark David Wanless of SRK Consulting (South Africa) (Pty) Ltd (“SRK”) (each a Qualified Person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”)) and documented in the Technical Report on the Loulo Gold Mine, Randgold Resources, Mali, dated 3 September 2009. The mineral reserve estimate related to the Tongon Project was reviewed and approved by Mark David Wanless and Herbert Gerald Waldeck of SRK and documented in the Technical Report on the Tongon Development Project, Ivory Coast, dated 10 September 2009. The mineral resource estimate related to the Massawa Project was reviewed and approved by Mark David Wanless of SRK and documented in the Technical Report on the Massawa Project, Senegal, dated 3 September 2009. The mineral reserve estimate related to the Morila Gold Mine was reviewed and approved by Shaun Wayne Crisp (a Qualified Person under NI 43-101) and Herbert Gerald Waldeck of SRK and documented in the Technical Report on the Morila Gold Mine, Randgold Resources, Mali, dated 3 September 2009. Each of these reports is available on the SEDAR website at www.sedar.com
KIBALI QUALIFIED PERSONS
The previously announced mineral resource estimates related to the Kibali Gold Project included in this release were reviewed and approved by Patrick (Rick) Adams, a director of Cube, and Terje (Ted) Hansen, a director of Cube (each a Qualified Person under NI 43-101) and documented in the Amended and Restated Technical Report, Moto Gold Project, Democratic Republic of Congo, dated 20 April 2009. The mineral reserve, mineral resource and gold production estimates related to the Kibali Gold Project included in this release were reviewed and approved by Quinton de Klerk, a director of Cube, Patrick (Rick) Adams, a director of Cube, Paul Kerr, a senior consultant (underground mining) employed by SRK, Fred Kock, a lead metallurgist of Orway Mineral Consultants (WA) Pty Ltd, and Rodney Quick, an officer of Randgold (each a Qualified Person under NI 43-101) and documented in the Technical Report (NI 43-101) — Kibali Gold Project in the Democratic Republic of Congo, dated 27 November 2009. Each of these reports is available on the SEDAR website at www.sedar.com
The JORC Code reporting guidelines referred to in this release are equivalent to the guidelines adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) under NI 43-101, and if presented in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, the mineral resource presentation would be materially the same.
Randgold Resources Limited
David Haddon
General Counsel and Secretary
Tel: +44 1534 735 333